Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement of xpedx Holding Company on Form S-1 of our report dated January 20, 2014 relating to the combined financial statements of the xpedx business of International Paper Company (which report expresses an unqualified opinion and includes an explanatory paragraph referring to allocations of certain corporate costs from International Paper Company) as of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Memphis, Tennessee

February 14, 2014